Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

October 29, 2019

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 146 (“PEA No. 146”) filed on August 28, 2019 relating to AdvisorShares DoubleLine Value Equity ETF and AdvisorShares FolioBeyond Smart Core Bond ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 146.

1.	Comment. Please supplementally state the former names of the Funds and, if applicable, whether shareholders received 60 days notice of an 80% investment policy change in accordance with Rule 35d-1.

Response. The Trust represents that the former name of the AdvisorShares DoubleLine Value Equity ETF was AdvisorShares Wilshire Buyback ETF and the former name of the AdvisorShares FolioBeyond Smart Core Bond ETF was the AdvisorShares Madrona Global Bond ETF, each of which is disclosed in the respective registration statement. In addition, shareholders of the AdvisorShares DoubleLine Value Equity ETF were given 60 days notice of the change to that Fund’s 80% investment policy as required by Rule 35d-1.

2.	Comment. Please note that the SEC staff would like to see the completed fee tables and expense examples in advance of the effective date.

Response. The Trust represents that the completed fee tables and expense examples are provided below:

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

October 29, 2019

AdvisorShares DoubleLine Value Equity ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.70%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES	0.47%
ACQUIRED FUND FEES AND EXPENSES(a)	0.01%
TOTAL ANNUAL OPERATING EXPENSES	1.18%
FEE WAIVER/EXPENSE REIMBURSEMENT(b)	-0.27%
TOTAL ANNUAL OPERATING EXPENSES AFTER FEE WAIVER/EXPENSE REIMBURSEMENT	0.91%

(a)	Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver/Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses, which represent the Fund’s pro rata share of the fees and expenses of the exchange-traded funds in which it invests.

(b)	AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to keep net expenses (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.90% of the Fund’s average daily net assets for at least one year from the date of this Prospectus. The expense limitation agreement may be terminated without payment of any penalty (i) by the Trust for any reason and at any time and (ii) by the Advisor, for any reason, upon ninety (90) days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current one-year period. If it becomes unnecessary for the Advisor to waive fees or reimburse expenses, the Trust’s Board of Trustees may permit the Advisor to retain the difference between the Fund’s total annual operating expenses and the expense limitation currently in effect, or, if lower, the expense limitation that was in effect at the time of the waiver and/or reimbursement, to recapture all or a portion of its prior fee waivers or expense reimbursements within three years of the date they were waived or reimbursed.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
AdvisorShares DoubleLine Value Equity ETF	$93	$348	$623	$1,408

October 29, 2019

AdvisorShares FolioBeyond Smart Core Bond ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.50%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES	0.99%
ACQUIRED FUND FEES AND EXPENSES(a)	0.36%
TOTAL ANNUAL OPERATING EXPENSES	1.85%
FEE WAIVER/EXPENSE REIMBURSEMENT(b)	-0.54%
TOTAL ANNUAL OPERATING EXPENSES AFTER FEE WAIVER/EXPENSE REIMBURSEMENTS	1.31%
(a)	Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver/Expense Reimbursements in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses, which represent the Fund’s pro rata share of the fees and expenses of the exchange-traded funds in which it invests.

(b)	AdvisorShares Investments, LLC (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to keep net expenses (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.95% of the Fund’s average daily net assets for at least one year from the date of this Prospectus. The expense limitation agreement may be terminated without payment of any penalty (i) by the Trust for any reason and at any time and (ii) by the Advisor, for any reason, upon ninety (90) days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current one-year period. If it becomes unnecessary for the Advisor to waive fees or reimburse expenses, the Trust’s Board of Trustees may permit the Advisor to retain the difference between the Fund’s total annual operating expenses and the expense limitation currently in effect, or, if lower, the expense limitation that was in effect at the time of the waiver and/or reimbursement, to recapture all or a portion of its prior fee waivers or expense reimbursements within three years of the date they were waived or reimbursed.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
AdvisorShares FolioBeyond Smart Core Bond ETF	$133	$529	$950	$2,125

3.	Comment. Please revise the recoupment sentence in the footnote to the fee table to make it more clear that recoupment is limited to three years from the date of the waiver/reimbursement rather than referring to the “preceding three-year period”.

Response. The Trust represents that it has made the requested revision.

4.	Comment. Please confirm that the expense examples only reflect the expense cap for one year.

Response. The Trust so confirms.

October 29, 2019

5.	Comment. Please complete the portfolio turnover rates and, if high, please add corresponding risk disclosure.

Response. The Trust represents that the portfolio turnover rates have been completed and that both Funds experienced higher than normal portfolio turnover for the most recent fiscal year as a result of portfolio rationalization in connection with the changes to the Funds’ portfolio managers during the fiscal year. The Trust expects each Fund’s portfolio turnover rate for the current fiscal year to reflect low turnover.

6.	Comment. The staff notes that AdvisorShares DoubleLine Value Equity ETF includes both large cap and mid cap risk disclosure, but its principal investment strategy only specifies investment in large cap securities. Please make the disclosure consistent.

Response. The Trust has revised the disclosure to reflect the Fund’s investment in mid cap securities as part of its principal investment strategies.

7.	Comment. Please consider adding risk disclosure that the Funds may not be appropriate for certain investors.

Response. The Trust represents that it has added the requested disclosure.

8.	Comment. Please consider arranging the principal risks in order of importance such that the most important appears first, rather than alphabetically.

Response. The Trust notes that each principal risk is relevant to shareholders and that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate a particular risk within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks.

9.	Comment. Please confirm whether securities underlying the Funds are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Funds’ shares. In addition, please note that this could in turn lead to differences between the market price of the Funds’ shares and the underlying value of those shares.

Response. The Trust represents that it has added the requested disclosure.

10.	Comment. Please consider whether it is appropriate to add emerging markets risk for AdvisorShares FolioBeyond Smart Core Bond ETF.

Response. The Trust represents that it has added emerging markets risk disclosure.

October 29, 2019

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum